Exhibit 12(a)
General Electric Company
Computation of Ratio of Earnings to Fixed Charges

Three months
ended
March 31,
2011
(Dollars in millions)	(Unaudited)

General Electric Company and consolidated affiliates
Earnings(a)	$7,303
Plus:
Interest and other financial charges included in expense(b)	3,879
One-third of rental expense(c)	142
Adjusted “earnings”	$11,324

Fixed Charges:
Interest and other financial charges included in expense(b)	$3,879
Interest capitalized	6
One-third of rental expense(c)	142
Total fixed charges	$4,027

Ratio of earnings to fixed charges	2.81

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.